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SECURITIES ... ON
06002383

SEC FILE NUMBER
8-52600

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Holland Trading House, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street Suite 2121
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spivak **(312) 765-0683**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive, Suite 1400 (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

SEC MAIL PROCESSING SECTION
MAR 01 2006
WASH, D.C.
203

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Tobias Hekster**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Holland Trading House, L.L.C.**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MANAGER

Title

Notary Public

OFFICIAL SEAL
HOWARD SPIVACK
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/24/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Holland Trading House, LLC

Statement of Financial Condition Report
December 31, 2005

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Holland Trading House, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Holland Trading House, LLC as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Holland Trading House, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 6, 2006

Holland Trading House, LLC

Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	207,336
Due from broker		544,206
Securities owned, at market value		170,851,923
Exchange memberships, at cost (market value $2,755,000)		1,507,800
Furniture and equipment, net of accumulated depreciation of $176,998		51,590
Other assets		10,000
Total assets	$	173,172,855

Liabilities and Member's Capital

Liabilities:		
Securities sold, not yet purchased, at market value	$	137,132,137
Due to broker		23,674,188
Accounts payable and accrued expenses		655,617
Interest and dividends payable, net		108,282
Distribution payable		100,000
Total liabilities		161,670,224
Member's Capital		11,502,631
Total liabilities and member's capital	$	173,172,855

The accompanying notes are an integral part of the statement of financial condition.

Holland Trading House, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Holland Trading House, LLC (the Company), a wholly owned subsidiary of Holland Trading House, Inc. (the Parent), is an Illinois limited liability company established on April 27, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (CBOE) and the Chicago Mercantile Exchange. In June 2001, the Company registered with the Chicago Mercantile Exchange (CME) under CME rule 106(j). The Company's primary business operation is conducting proprietary trading of securities and options on securities. The Company's principal operations are located in Chicago, Illinois.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of all cash accounts and highly liquid investments with maturity of three months or less.

Revenue recognition: Securities owned and securities sold, net yet purchased are recorded on the trade date basis and are valued at market value with unrealized gains and losses reflected in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's member is required to file federal and state income tax returns recognizing the Company's taxable income (loss).

Note 2. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are comprised of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 117,964,145	$ 70,994,879
Equity options	52,887,778	66,137,258
	$ 170,851,923	$ 137,132,137

Note 3. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities and their derivatives. Derivatives include options on equities and indices. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held such as options on common stock provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written on common stock obligate the Company to deliver or to take delivery of, securities or at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities, which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) or the CBOE.

Note 4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $5,594,377, which was $5,494,377 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.12 to 1.

Although the Company is not exempt from SEC rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances, or securities for any person defined as a customer under rule 17a-5(c)(4).